Ex.10.5(b)
                    CONSULTANT AND NON-COMPETITION AGREEMENT


         AGREEMENT effective as of April 5, 1995, between InterNutria, Inc., a corporation duly organized and existing under the laws of the state of Delaware and having a principal place of business at One Ledgemont Center, 99 Hayden Avenue, Suite 340, Lexington, Massachusetts 02173 (hereinafter referred to as the "Company") and Judith Wurtman, Ph.D. (hereinafter referred to as the "Consultant") having an office at the Massachusetts Institute of Technology ("MIT"), Cambridge, Massachusetts, and residing at 300 Boylston Street, Boston, Massachusetts 02116.

                              W I T N E S S E T H:

         WHEREAS, the Company intends to engage in the business (the "Business") of discovering, developing, manufacturing, marketing and selling of proprietary and nonproprietary consumer nutritional food and beverage products or products which would be deemed by the Food and Drug Administration ("FDA") to be foods or nutritional supplements, including products intended to treat pre-menstrual syndrome or obesity (the "Products")

         WHEREAS, Consultant is an expert in scientific matters of particular importance to the Company in achieving its objectives relating to the Business;

         WHEREAS, the Company desires to retain the Consultant to assist the Company in, among other things, developing and exploiting certain inventions and confidential information, including patent rights obtained thereon, relating to the Business and to serve as a member of the Company's Scientific Advisory Board;

         WHEREAS, the Company desires, in addition to the engagement of the Consultant, the assignment from the Consultant of any inventions, know-how and confidential information which relates to the Business and which have been developed in whole or in part by the Consultant in exchange for the grant by the Company to the Consultant of an equity interest in the Company;

         WHEREAS, the Company desires that the Consultant not compete with Company, provided, that the Company acknowledges that the Consultant is a part-time professor at the Massachusetts Institute of Technology;

         NOW, THEREFORE, in consideration of the premises and the covenants herein contained, the parties hereto do hereby agree as follows:

         1. DEFINITIONS. Whenever used in this Agreement, the following terms and their variant forms shall have the meaning set forth below:


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                  1.1 "INVENTION" shall mean any discovery, as well as any
improvements thereto, which is new or which the Consultant has a reasonable basis to believe may be new and which the Company reasonably believes may be patentable.

                  1.2      "PROPRIETARY INFORMATION" shall mean:

                  (a)      Information related to the Business of the Company,

                           (i) which derives economic value, actual or potential, from not being generally known to or readily ascertainable by other persons who can obtain economic value from its disclosure or use; and

                           (ii) which is the subject of efforts that are reasonable under the circumstances to maintain its secrecy; and

                  (b) All tangible reproductions or embodiments of such information including any patents or patent applications covering such information but excluding copyrightable works of authorship created by Consultant which were not created at the direction of or on behalf of the Company or in Consultant's capacity as a Consultant to the Company.

Assuming the criteria in (a)(i) and (a)(ii) above are satisfied, Proprietary Information includes, but is not limited to, technical and nontechnical data related to the formulas, patterns, designs, compilations, programs, Inventions, methods, techniques, drawings, processes, finances, actual or potential customers and suppliers, existing and future products, and employees of the Company. Proprietary Information also includes information which has been disclosed to the Company by a third party and which the Company is obligated to treat as confidential.

                  1.3 "SUBJECT INVENTION" shall mean any Invention which is conceived by the Consultant alone or in a joint effort with others resulting from work engaged in by the Consultant on behalf of or at the direction of the Company during the Consultant's engagement by the Company or which:

                  (a) may be reasonably expected to be used in the Company's research and development efforts relative to the Business of the Company, or in a current product or future product of the Company, or a product similar to a Company product or future product; or

                  (b) is in an area of technology or research which is the same as or substantially related to the areas of technology or research with which the Consultant is involved in the performance of her duties as a consultant to the Company


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and which is not owned by MIT; provided, however that a Subject Invention shall not include an Invention which relates solely to a product or a potential product if the Company has indicated in writing that it does not intend to develop or commercialize such product (an "Excluded Product").


         2.       RETENTION; TERM

                  (a) Subject to the provisions of subsection 2(c) below, the Company hereby retains the Consultant for a two-year period commencing as of April 5, 1995 and the Consultant hereby accepts such retention.

                  (b) The term of this Agreement shall automatically be extended for consecutive periods of one year each, unless either party shall give notice to the other at least 60 days before the expiration of the initial or then current renewal term. The obligations of Consultant pursuant to Sections 7 through 11 of this Agreement shall survive the termination of the engagement of Consultant hereunder.

                  (c) The effectiveness of this Agreement is conditioned upon the execution by Consultant and Interneuron Pharmaceuticals Inc. ("IPI") of an agreement ( the "Termination Agreement") terminating Consultant's Consulting and Non-Competition Agreement with Interneuron (the "IPI Consulting Agreement"). In the event the acquisition by the Company from Walden Laboratories, Inc. ("Walden") of the product known as NutriFem PMS and all related intellectual property rights (the "Assets") is not consummated, then the Company may terminate this Agreement effective as of the end of the first year of this Agreement.

         3.       DUTIES

                  Subject at all times to the consultation with the officers and board of directors of the Company or their designated employees or representatives, the Consultant shall be referred to as Consultant and Scientific Founder and shall at the request of the Company, be available for a minimum of four days per month during the first year of the Agreement and five days per month thereafter, to render advisory and consultation services to the Company, in addition to attendance by the Consultant at Scientific Advisory meetings if a Scientific Advisory Board is established by the Company. Such advisory and consultation services shall be approved in advance by the Company and shall (i) be carried out at the facilities of the Company or at such other place as may be mutually convenient and agreed to by the Company and the Consultant, as appropriate, (ii) relate primarily to the identification, research and development, clinical testing and commercialization of the Products ("Consulting Field"), (iii) include assisting the Company in obtaining licenses, assignment or other rights to commercialize the patents or technologies discovered by Consultant, as appropriate, subject to the provisions of Section 6 hereof and assist the Company in negotiations relating to such commercialization and (iv) include public relations activities, such as public appearances and interviews in support of the Company and the


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Products.  The Company agrees to include Consultant as a nominee for election as a director of the Company, and to recommend such election, during the term of this Agreement.

         4.       COMPENSATION

                  (a) The Company shall pay to the Consultant for all services as a consultant, compensation at the rate of $70,000 per annum for the first year of this Agreement, $85,000 for the second year of this Agreement and, if the term of this Agreement is extended pursuant to Section 2(b) hereof, Consultant's compensation for each additional year shall be at least one hundred and five percent (105%) of the annual compensation paid by the Company for the Consultant for the previous year.

                  (b) In consideration for the representations, agreements and covenants contained herein, the Company shall grant Consultant ten-year options under the Company's 1995 Stock Option Plan (the "Plan") to purchase such number of shares (the "Shares") of its Common Stock so that, assuming exercise in full of such options and of all other outstanding options of the Company on the date of this Agreement, Consultant would own five percent (5%) of the Common Stock of the Company. The Options shall be exercisable at a price equal to the par value of the Common Stock in installments of 25% per year, on a cumulative basis, commencing on the day immediately preceding the first anniversary of the date of this Agreement, and shall be subject to the terms and conditions of the Plan.

         5.       REIMBURSEMENT FOR EXPENSES

                  During the term of this Agreement, the Consultant shall be reimbursed for reasonable traveling expenses incurred in connection with her activities hereunder, only if such expenses are approved in advance by the Company and upon submission of appropriate vouchers and in accordance with normal Company expense reimbursement policy.

         6.       INTELLECTUAL PROPERTY; CONSULTANCIES

                  (a) Consultant represents that Schedule 6(a) hereto contains a complete listing of patents or patent applications owned, filed, or discovered by either Consultant alone or by Consultant jointly with a third party and not assigned to MIT as of the date hereof.

                  (b) Consultant represents that with the exception of MIT and IPI, and the entities listed on Schedule 6(b) hereto, Consultant is not a party to any consulting agreement with, consults with or has any other obligation or understanding to provide services to any entity other than the Company.


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         7.       COVENANTS

                  (a)      COVENANT NOT TO COMPETE

                           During the term of this Agreement and any renewal
term, and for a period of one year thereafter, the Consultant agrees to consult exclusively for the Company in the Consulting Field and not to consult with or become employed by or enter into discussions or negotiations to consult with or to become employed by or which relate to commercialization of products in the Consulting Field with any other entity or to compete, directly or indirectly, with the Company in the Consulting Field, except to the extent related to Excluded Products, without the prior written consent of the Company, except that Consultant as appropriate may provide consulting services to IPI so long as Consultant's activities on behalf of IPI do not conflict with or directly compete with the Company and provided that Consultant's covenant not to compete during the one year period after this Agreement terminates is subject to the Company compensating Consultant (provided Consultant is in compliance with such covenant) during such one year period at the rate of 50% of the compensation paid to Consultant during the immediately preceding year pursuant to Section 4(a) hereof.

                  (b)      NON-SOLICITATION

                           The Consultant expressly covenants and agrees that
she will not, at any time during the term of this Consulting Agreement, and for a period of one (1) year thereafter, directly or indirectly, (a) induce or attempt to influence any employee of, or consultant under contract with, the Company to leave its employ; or (b) aid, or agree to aid, any competitor or supplier of the Company in any attempt to hire any person who shall have been employed by, or who was a consultant under contract with, the Company, within one year preceding such requested aid; or (c) induce, or attempt to influence, any person who was a supplier to the Company to transact business with a competitor of the Company; provided, nothing contained herein shall otherwise prevent Consultant from writing letters of recommendation for any such person if Consultant has otherwise complied with the terms of this Consulting Agreement.

                  (c)      COOPERATION IN LICENSING

                           Consultant agrees (i) to use her best efforts to
assist the Company in obtaining licenses or other rights to use patents or other proprietary rights held by MIT or other inventors relating to the Business of the Company including, without limitation, any patents, patent applications, know-how or proprietary information owned by Walden, and (ii) not to negotiate with any other entity with respect to licensing to such entity rights in the Consulting Field without first obtaining the Company's prior written consent, unless the Company has expressed its intention not to seek a license of such rights.

                           For the purposes of this Section 7, the term
"directly or indirectly", . . . shall include participation as an officer, director, employee, consultant agent, representative, shareholder, partner, joint venturer or individual proprietor. The foregoing shall not be


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construed as preventing Consultant from investing assets in such form or manner where Consultant does not perform services for such company in which such investment may be made. The ownership by the Consultant of stock listed on a national securities exchange, of any corporation conducting such competing business, provided Consultant and members of Consultant's family, in the aggregate, do not beneficially own more than two (2%) percent of the stock of such corporation, shall not be deemed a violation of this Agreement.

         8.       INVENTIONS

                  (a)  SUBJECT INVENTIONS CONCEIVED DURING CONSULTING ENGAGEMENT

                           The Consultant agrees that all Subject Inventions
conceived or first practiced by her and relating to the Business of the Company, and all patent rights and copyrights to the Subject Inventions, will become the property of the Company, and the Consultant hereby irrevocably assigns to the Company all of her rights to all Subject Inventions.

                  (b)      NOTIFICATION OF CONCEPTION OF INVENTION

                           The Consultant agrees that if she conceives an
Invention during her engagement by the Company and there is a reasonable basis to believe that the Invention is a Subject Invention, she will promptly (and in any event prior to any submission for publication of such Invention) provide a written description of the Invention to the Company adequate to allow evaluation for a determination as to whether the Invention is a Subject Invention and to allow sufficient time for the preparation and filing of a patent application relating to such Subject Invention prior to any proposed publication of the Subject Invention, in accordance with Section 8 hereof.

                           In the event the Consultant has a reasonable basis to
believe the Subject Invention is patentable and, by the 10th business day after receipt by the Company of Consultant's written description of the Invention, the Company has not yet notified Consultant of its intention to retain patent counsel to prepare a patent application on such Subject Invention, then Consultant may prepare and file such a patent application using patent counsel acceptable to the Company. The Consultant's retention of patent counsel shall not affect the Company's rights under Section 7(a), subject to the provisions of
Section 8.

                  (c)      RECORDS

                           The Consultant shall maintain appropriate records of
all research and development activities adhering to any specific guidelines for the same which are promulgated by the Company, which shall, if properly maintained and promptly disclosed to the Company, satisfy the requirement of providing a written disclosure of any Subject Inventions. It is agreed that all the notebooks and written disclosures, and any copyrights or ideas therein, are the sole and exclusive property of the Company.


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                  (d)      NO PREVIOUSLY CONCEIVED INVENTIONS

                           The Consultant warrants and represents that she has
not, except as set forth on Exhibit B hereto, as of the date of this Agreement, previously conceived any Invention or acquired any ownership interest in any Invention (other than any Invention assigned by the Consultant to the Company contemporaneously with the execution of this Agreement) which:

                           (i)      Relates to the Business of the Company; and

                           (ii) Is the Consultant's property, or of which she is a joint owner with another person or company; and

                           (iii) Would be a Subject Invention if such Invention were made while a consultant to the Company; and

                           (iv) Which has not previously been transferred, assigned or licensed to the Company.

In the event that the foregoing warranty and representation is breached by the Consultant, the Invention in question shall be considered to be licensed to the Company on a non-exclusive, perpetual, royalty free basis, for any use in or reasonably related to the Business of the Company.

                  (e)      CONSULTANT'S PRIOR PATENT RIGHTS

                  The Consultant does not own any patents, individually or jointly with others, except those specifically described on Schedule 6(a) attached hereto and incorporated herein by reference.

         9.       PATENT APPLICATIONS

                  The Consultant agrees that should the Company elect to file an application for patent protection either in the United States or in any foreign country, on a Subject Invention of which the Consultant was an inventor, she will execute all necessary documentation relating to the patent applications, including formal assignments to the Company.

                  The Consultant further agrees that she will cooperate with attorneys or other persons designated by the Company by explaining the nature of any Subject Invention for which the Company elects to file an application for patent protection, reviewing applications and other papers and providing any other cooperation required for prosecution of the patent applications. The Company will be responsible for all expenses incurred for the preparation and prosecution of all patent applications on Subject Inventions assigned to the Company.


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         10.      PROPRIETARY INFORMATION

                  (a)      OWNERSHIP OF PROPRIETARY INFORMATION

                           All Proprietary Information received or developed by
the Consultant while she is a consultant to the Company will remain the sole and exclusive property of the Company.

                  (b)      OBLIGATIONS OF THE CONSULTANT

                           The Consultant will hold the Proprietary Information
in trust and strictest confidence, and will not use, reproduce, distribute, disclose or otherwise disseminate the Proprietary Information except to the extent necessary to perform the duties assigned to her by the Company.

                  (c)      DELIVERY UPON TERMINATION

                           Upon termination of her engagement by the Company,
the Consultant will promptly deliver to the Company all property belonging to the Company, including without limitation all Proprietary Information then in her possession or control.

         11.      CONFIDENTIAL INFORMATION

                  Consultant is executing simultaneously with the execution hereof, the Company's standard form of special terms and conditions for non-disclosure of confidential information, a copy of which is annexed hereto.

         12.      CONSULTANT'S REPRESENTATIONS

                  The Consultant represents that she is not now under any agreement, express or implied, nor has she previously at any time entered, nor will she during the term of this agreement, enter into any agreement with any person, firm or corporation which would or could in any manner preclude or prevent her from entering into and performing this Agreement according to its terms.

         13.      RELATIONSHIP OF PARTIES

                  (a) It is hereby agreed between the parties that the Consultant is an independent contractor, and shall not hold herself out to be an officer, partner or employee of the Company for any purpose whatsoever. The Consultant shall control the manner and means of accomplishing the agreed services, and shall be responsible for the full, adequate, and timely completion of said services. The Company may, during the term of this Agreement, engage other independent contractors to perform the same or similar work that the Consultant performs hereunder.


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                  (b) None of the benefits provided by the Company to its
employees, including but not limited to medical, life, accident, or disability insurance, pension or profit sharing plans, unemployment or Worker's Compensation, are available to Consultant. No withholding or Federal or state income taxes, social security or related contributions shall be made from payments made to the Consultant, and the Consultant shall be solely responsible for payment of any such taxes or contributions due on account of payments received under this Agreement.

                  (c) The Consultant shall observe all laws and governmental regulations and all of the Company rules and regulations while providing services.

         14.      NOTICES

                  Any notice or other communication under this Agreement shall be in writing and shall be deemed to have been given when delivered personally against receipt therefor or when mailed registered or certified mail, postage prepaid, return receipt requested, as follows:

                  (a)      To the Company:

                         InterNutria, Inc.
                         One Ledgemont Center
                         99 Hayden Avenue
                         Lexington, Massachusetts 02173

                  (b)      To the Consultant:

                         Massachusetts Institute of Technology
                         Massachusetts Avenue
                         Cambridge, Massachusetts 02139

or to such other address as either party shall have given by notice hereunder to the other.

         15.      SEVERABILITY OF PROVISIONS

                  If any provision of this Agreement shall be declared by a Court of competent jurisdiction to be invalid, illegal or incapable of being enforced in whole or in part, the remaining conditions and provisions or portions thereof shall nevertheless remain in full force and effect and enforceable to the extent they are valid, legal and enforceable, and no provision shall be deemed dependent upon any other covenant or provision unless so expressed herein.

         16.      ENTIRE AGREEMENT; MODIFICATION

                  This Agreement contains the entire agreement of the parties relating to the subject matter hereof, and the parties hereto have made no agreements, representations or warranties relating to the subject matter of this Agreement which are not set forth herein. No


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modification of this Agreement shall be valid unless made in writing and signed by the parties hereto.

         17.      BINDING EFFECT

                  The rights, benefits, duties and obligations under this Agreement shall inure to, and be binding upon, the Company, and its respective successors and assigns and upon the Consultant and her representatives, heirs, and legatees. Consultant may not assign her obligations hereunder.

         18.      GOVERNING LAW

                  This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts.

         19.      UNIQUENESS; REMEDIES

                  It is expressly understood and agreed that the services to be rendered hereunder by the Consultant are special, unique, and of extraordinary character, and in the event of the breach or threatened breach by the Consultant of any of the material terms and conditions of this Agreement, the Company shall be entitled to institute and prosecute any proceedings in any court of competent jurisdiction, either in law or equity, for such relief as it deems appropriate, including without limitation, proceedings to obtain damages, to enforce specific performance by the Consultant, or to enjoin Consultant from performing services rendered under this Agreement for any other person or entity.

         20.      HEADINGS

                  The headings of the paragraphs herein are inserted for convenience and shall not affect any interpretation of this Agreement.

                  IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.


                                        InterNutria, Inc.

                                        By:  /S/ JAMES F. POMROY
                                             James F. Pomroy, Chairman


                                        Consultant:

                                            /S/ JUDITH WURTMAN
                                            Judith Wurtman, Ph.D.


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                                INTERNUTRIA, INC.


                                 (the "Company")

            SPECIAL TERMS AND CONDITIONS FOR CONFIDENTIAL INFORMATION


         The Company has or may disclose certain confidential information (the "Confidential Information") to you in connection with the Business of the Company.

The Confidential Information heretofore or hereafter made available to you was and will be made on the following terms and conditions.

         1. You will maintain all the Confidential Information in secrecy, will not disclose it to others, and will use it only for the purposes of the Consultant and Non- Competition Agreement executed simultaneously herewith.

         2. You will disclose the Confidential Information only with the permission of the Company, and only to those who have reason to know and who have undertaken an obligation of secrecy to you at least as extensive as that which you have to us under the terms of this agreement.

         3. Your obligations of secrecy and non-use under this agreement will not extend to any information which:

                  a. is generally available to the public as of the date of this agreement or subsequently becomes available to the public through no fault of yours, or

                  b. was already known to you prior to your receipt from us, as evidenced by your prior written records, or

                  c. is disclosed to you by a third party who did not derive the information directly or indirectly from us.

         4. All memoranda, papers, letters, notes, notebooks and other written or printed matter and all copies thereof in any way relating to the business of the Company that come into your possession or are made by you shall be held by you as our property and returned to us promptly upon our request.



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         If you are willing to accept the disclosures of the Confidential
Information under these terms and conditions, please indicate your acceptance by signing the enclosed copy of this letter and returning it to us.


                                        Very truly yours,

                                        InterNutria, Inc.

                                        By:    /S/ JAMES F. POMROY
                                               James F. Pomroy, Chairman


Accepted this 12th day of April, 1995

/S/ JUDITH J. WURTMAN
Judith J. Wurtman, Ph.D.



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                                  SCHEDULE 6(A)

1) "Compositions for treating Pre-menstrual or Late Luteal Phase Syndrome and methods of their use" (with Richard Wurtman).

                                    U.S. Patent No:  111-771

2) Composition for treating Tobacco Withdrawal Symptoms and Methods for their use" (with Richard Wurtman and Bonnie Spring).

                                    U.S. Patent No:  262,625

3)       "Composition Methods for Losing Weight".

                                    U.S. Patent No: 08-1,481,624





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                                  SCHEDULE 6(b)

Les Laboratoires Servier




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